August 11, 2025

Paul Pinkston
Chief Accounting Officer
Pedevco Corp
575 N. Dairy Ashford
Suite 210
Houston, Texas 77079

       Re: Pedevco Corp
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed March 31, 2025
           File No. 001-35922
Dear Paul Pinkston:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Business
Production, Sales Price and Production Costs, page 20

1. Please expand the presentation for the Chaveroo and the Wattenberg Fields to disclose production, by final product sold, of oil, gas, and other products, such as natural gas liquids to comply with Item 1204(a) of Regulation S-K.

Drilling Activity, page 21

2. Please expand your disclosure to include your present activities, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion, and any other related activities of material importance as of December 31,
       2024 to comply with Item 1206 of Regulation S-K.
 August 11, 2025
Page 2

Well Summary, page 21

3. Please expand the disclosure of the number of total gross and net productive crude oil and natural gas wells in which you have a working interest to additionally include wells with royalty interests as of the end of the fiscal year to comply with Item
       1208(a) of Regulation S-K.

Financial Statements
Note 4 - Restatement of Previously Issued Consolidated Financial Statements, page 95

4. We note your disclosure indicating that on March 28, 2025, you concluded that an overstatement of depletion expense was material to your 2022 and 2023 financial statements and although it appears that you reached this conclusion subsequent to filing all three of your 2024 interim reports, you do not appear to have addressed the impact to those prior quarterly reports. We also note that your financial statements for the first quarter of 2024, as presented for comparative purposes in your interim report for the first quarter of 2025, do not appear to reflect the error correction.

       Please tell us the effects of the depletion expense errors impacting each of your 2023 and 2024 interim periods and explain how you considered the requirements pertaining to error corrections impacting prior interim periods in FASB ASC 250-10-50-11.

Note 14 - Income Taxes, page 108

5. We note that the Other Adjustments amount of $9.3 million in your federal income tax reconciliation for 2024 exceeds your statutory income tax expense of $1.1 million and represents 184% of income before tax in 2024. Please expand your disclosure to describe the composition of this item to include identifying and quantifying any components that exceed five percent of the statutory amount.

Reserves, page 112

6. Please modify your discussion of the changes in total proved reserves to more clearly align explanations and associated quantities to the corresponding line items in the reserves reconciliation. For example, discuss the net changes due to purchases in place separately from the net changes due to revisions of previous estimates.

       Please ensure that your discussion covers the revisions for each period and identifies and quantifies the individual underlying factors having material affects. For example, this should include the affects of changes in commodity prices, costs, interests, well performance, improved recovery, unsuccessful and/or uneconomic proved undeveloped locations, or changes resulting from the removal of proved undeveloped
       locations due to changes in a previously adopted development plan.

       Please refer to FASB ASC 932-235-50-5 and Instruction 1 to Item 302(b) of
       Regulation S-K if you require further clarification or guidance. Please submit the
 August 11, 2025
Page 3

      revisions that you proposed to address the aforementioned guidance, covering the significant changes due to revisions for both 2023 and 2024.

7. Please expand the tabular presentation of proved developed and proved undeveloped reserves by individual product type on page 112 to also include the net quantities at the beginning of the initial year shown in the reconciliation (i.e., December 31, 2022)
      to comply with FASB ASC 932-235-50-4.

Supplemental Information on Oil and Gas Producing Activities (Unaudited) Reserves, page 112

8. Given that you disclose material additions to your proved reserves for the year ended
      December 31, 2024, a discussion of the technologies used to establish the appropriate level of certainty for the estimates of reserves should be provided to comply with Item
      1202(a)(6) of Regulation S-K.

Proved Undeveloped Reserves, page 113

9. Please modify your reconciliations showing the changes in proved undeveloped reserves for 2023 and 2024 to separately present and quantify the types of changes that are presently reflected in the "Additions" line item, such as purchases of minerals in place, and extensions and discoveries, and expand your disclosure to include an explanation for each type of change to comply with Item 1203(b) of Regulation S-K.

10. Based on the disclosures provided in your annual reports for the fiscal years ending
      December 31, 2024, 2023, 2022, 2021 and 2020, it appears that you converted approximately 0%, 6%, 7%, 5% and 0%, respectively, of the opening balance of proved undeveloped reserves during those periods. We also note that you reported material revisions to previously disclosed proved undeveloped reserves during each of those years, which you attribute to changes in your five-year development plans.

      Tell us how you have taken into consideration your low historical conversion rates and the frequent and ongoing changes to your development plans in determining whether the additions and year-end proved undeveloped reserve estimates would satisfy the criteria for recognition in Rule 4-10(a)(31)(ii) of Regulation S-X, and the
      answer to Question 131.04 in our Compliance and Disclosure Interpretations (C&DIs)
      regarding Oil and Gas Rules. Please explain to us how the characteristics of your development plans would compare to, or would need to change to align with, those of a development plan that arises from a final investment decision, in your view.

      However, if you believe that you have fully adhered to the aforementioned criteria in disclosing estimates of proved undeveloped reserves, provide us with a description of your internal processes for establishing development plans, to include details of the processes, criteria applied, and individuals involved in (i) identifying and selecting locations for development; (ii) determining that plans or changes to plans would align
 August 11, 2025
Page 4

       with management objectives, and (iii) approving the plans.

       Under these circumstances, also provide us with details of the development plans that you concluded would result in the conversion of the 14.3 MMBoe of proved undeveloped reserves (79% of your total proved reserves) reported as of
December
       31, 2024, within five years of your initial disclosure of such reserves.

       Provide us with a schedule showing the particular locations and associated reserve quantities that comprise the total at the end of each of the last five fiscal years, reconciled between each period to show increases for both initial recognitions and recognitions following derecognitions, and decreases due to changes in plans, sales of interests, or conversions; include explanations of the circumstances under which any quantities that comprise a total were previously derecognized, and all relevant dates.

11. Please provide us with the development schedule relating to your proved undeveloped reserves as of December 31, 2024, including details that show for each future annual period, (1) the number of gross wells to be drilled, (2) the associated net quantities of reserves, (3) the estimated capital expenditures necessary to convert such reserves to developed reserves, and (4) any changes made or expected to be made in the schedule that would deviate from the definition in Rule 4-10(a)(31)(ii) of Regulation S-X.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and
Natural Gas Reserves, page 114

12. Please expand the disclosures accompanying your presentation of the standardized measure to clarify whether your estimates of future cash flows take into account the estimated abandonment costs for your proved properties, to address the requirement in
       FASB ASC 932-235-50-36. However, if you have excluded abandonment costs associated with your proved developed or undeveloped locations from the standardized measure reported for either of the last two fiscal years, tell us the
       amounts excluded and explain to us your rationale.

Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting , page 116

13. We understand from your disclosures in financial statement Notes 4 and 12 that you restated certain balances in the net deferred tax asset / deferred tax liability schedule to correct an error in conjunction with the restatement of depreciation, depletion, amortization and accretion.

       You also disclosed there was a material weakness in the preparation of the tax
       provision in your risk factors on page 63 and in Management   s Report
on Internal
       Control Over Financial Reporting, although it is unclear from your disclosure how the errors in the tax provision were identified.
 August 11, 2025
Page 5

       Please expand your disclosures regarding the material weaknesses in your internal control over financial reporting to comply with Item 308(a)(3) of Regulation S-K.

       For example, include details as to the nature and amount of the errors, the periods impacted, how and when the errors were identified, and your remediation plans.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gus Rodriguez at 202-551-3752 or John Cannarella at 202-551-3337 if
you have questions regarding comments on the financial statements and related matters.
Please contact John Hodgin at 202-551-3699 or Karl Hiller at 202-551-3686 with any questions regarding the other comments.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation